NOVA VISION ACQUISITION CORP.

Room 602, 6/F, 168 Queen’s Road Central

Central, Hong Kong

Via Edgar

July 20, 2021

Division of Corporation Finance

Office of Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Nova Vision Acquisition Corp. (the “Company”)

Amendment No. 1 to Registration Statement on Form S-1

Filed July 2, 2021

File No. 333-257124

Dear SEC Officers:

We hereby provide a response to the comments issued in a letter dated July 15, 2021 (the “Staff’s Letter”) regarding the Company’s Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”). Contemporaneously, we are filing the revised Registration Statement via Edgar (the “Amended S-1”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended S-1, we have responded to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Cover Page

1.	Reference is made to the seventh paragraph. Please revise the last sentence to include the right as part of the unit.

Response: The disclosure on the cover page of the Amended S-1 has been revised in accordance with the Staff’s comment.

Exhibit 4.5, page II-2

2.	Section 9.3 states that the provision does not apply to a cause of action under the Securities Act. Please reconcile this with the first paragraph of the first risk factor on page 39 which states that the provision applies to claims under the Securities Act.

Response: The disclosure of risk factor on page 39 of the Amended S-1 has been revised in accordance with the Staff’s comment.

Exhibit 4.6 (Rights Agreement), page II-2

3.	Reference is made to Section 7.3. Please revise to state how the exclusive forum provision applies to actions that may be brought under the federal securities laws. Please also include a risk factor to discuss the exclusive forum provision.

Response: Section 7.3 of the Rights Agreement and the disclosure on page 39 of the Amended S-1 has been revised in accordance with the Staff’s comment.

General

4.	We note that the company’s principal executive offices are in Hong Kong and that the company intends to direct its efforts to identify a potential business combination target in Asia. Please add risk factor disclosure that addresses limitations on the ability of U.S. regulators, such as the Department of Justice, the SEC, the PCAOB and other authorities, to conduct investigations and inspections within the PRC and Hong Kong and any other material risks associated with operating in the PRC or entering into a business combination transaction with a company based in the PRC. Refer to CF Disclosure Guidance: Topic No. 10.

Response: The disclosure on cover page, pages 2, page 4, page 29, page 52, and page 67 of the Amended S-1 has been revised in accordance with the Staff’s comment to exclude the PRC from the company’s jurisdiction focus.

Please reach Sally Yin, the Company’s outside counsel at 212-407-4224 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Eric Ping Hang Wong
Nova Vision Acquisition Corp.
Chief Executive Officer
Encl.